UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oil-Dri Corporation of America

File No. 001-12622 - CF#26675

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Oil-Dri Corporation of America submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 24, 1997.

Based on representations by Oil-Dri Corporation of America that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10(c)(1)	through March 11, 2021
Exhibit 10(c)(2)	through March 11, 2021
Exhibit 10(c)(3)	through March 11, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel